FORM 4                       3/31/98

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*
 Phipps          John                E.
-------------------------------------------
(Last)          (First)           (Middle)

c/o Sealed Air Corporation
Park 80 East
-------------------------------------------
                (Street)

Saddle Brook      NJ              07663
-------------------------------------------
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

Sealed Air Corporation (SEE)
(formerly W. R. Grace & Co. (GRA))


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

         March 1998


5. If Amendment
   Date of Original
   (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
      X  Director                      10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (l)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock, par value $0.10
  per share                          3/31/98    J(1)        1,565        A       (1)        1,565            D

                                     3/31/98    J(1)        2,068        A       (1)        2,068            I        By Trust

                                     3/31/98    J(1)        9,138        A       (1)        9,138            I        As Co-Trustee

                                     3/31/98    J(1)          214        A       (1)          214            I        As Co-Trustee


                                     3/31/98    J(1)        4,824        A       (1)        4,824            I(2)     By Spouse
                                                                                                                      (In Trust)

Series A Convertible Preferred
  Stock, par value $0.10 per share   3/31/98    J(1)        1,387        A       (1)        1,387            D

                                     3/31/98    J(1)        1,833        A       (1)        1,833            I        By Trust

                                     3/31/98    J(1)        8,098        A       (1)        8,098            I        As Co-Trustee

                                     3/31/98    J(1)          190        A       (1)          190            I        As Co-Trustee

                                     3/31/98    J(1)        4,275        A       (1)        4,275            I(2)     By Spouse
                                                                                                                      (In Trust)

Common Stock, par value $0.01
  per share                          3/31/98    J(1)        2,921        D       (1)            0            D

                                     3/31/98    J(1)        3,860        D       (1)            0            I        By Trust

                                     3/31/98    J(1)       17,050        D       (1)            0            I        As Co-Trustee

                                     3/31/98    J(1)          400        D       (1)            0            I        As Co-Trustee

                                     3/31/98    J(1)        9,000        D       (1)            0            I(2)     By Spouse
                                                                                                                      (In Trust)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).




FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
   (Instr. 3            cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ities     Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       Bene-     ficially   ity        Owner-
                        vative                         Disposed     (Month/   3 and         ficially  Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)            Owned     at End     or In-     (Instr.
                        ity                            (Instr.      Year)                   at End    of         direct     4)
                                                       3, 4 and
                                                       5)                                   Month     (Instr.    (Instr.
                                                                                            (Instr.    4)         4)
                                                                                            5)

                                                                                     Amount
                                                              Date     Expir-        Number
                                                              Exer-    ration        of
                                          Code V  (A)  (D)    cisable  Date   Title  Shares





Explanation of Responses:

(1) In accordance with the Agreement and Plan of Merger dated as of August 14, 1997 by and among W. R. Grace & Co. ("Grace"), a subsidiary of Grace and Sealed Air Corporation ("Old Sealed Air"), and pursuant to the Distribution Agreement dated as of March 30, 1998, by and among Grace and two wholly-owned subsidiaries of Grace, each share of Grace common stock, par value $0.01 per share, became, on March 31, 1998, a right to receive .536 shares of common stock, par value $0.10 per share, of Sealed Air Corporation (formerly Grace) ("New Sealed Air"), and .475 shares of Series
A Convertible Preferred Stock, par value $0.10 per share, of New Sealed
Air.

(2)  Beneficial ownership is disclaimed.

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


   /s/ John E. Phipps                           April 9, 1998
   --------------------------------       -------------------------
   **Signature of Reporting Person                   Date
                                                                         Page 2
                                                                SEC 1474 (7-96)